November 14, 2019

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Division of Corporation Finance

Re:	USA Compression Partners, LP

Registration Statement on Form S-4

Filed November 6, 2019 File No. 333-234540

Ladies and Gentlemen:

This letter supplements the Registration Statement on Form S-4 (as referenced above and as amended, the “Registration Statement”) of USA Compression Partners, LP and USA Compression Finance Corp. (collectively, the “Registrants”) and the subsidiary guarantors named therein with respect to an offer to exchange (the “Exchange Offer”) the Registrants’ 6.875% Senior Notes due 2027 (the “Outstanding Notes”), which were originally issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), for new notes with terms materially identical to the Outstanding Notes but whose issuance has been registered under the Securities Act (the “Exchange Notes”), and, therefore, will not be subject to the transfer restrictions applicable to the Outstanding Notes. In connection with the Registration Statement, the Registrants hereby confirm and represent as follows:

1. The Registrants are registering the Exchange Offer in reliance on the Staff’s position and representations set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holdings Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No-Action Letters”) and Question 125.13 of the Staff’s Securities Act Forms Compliance and Disclosure Interpretations.

2. The Registrants have not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offer to distribute those Exchange Notes following completion of the Exchange Offer. The Registrants are not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the prospectus or a letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the No-Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus.

3. The Registrants will include in the letter of transmittal an acknowledgement to be executed by each person participating in the Exchange Offer that such person does not intend to engage in a distribution of the Exchange Notes. In addition, the Registrants will include in the letter of transmittal an acknowledgement for each person that is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If any additional supplemental information is required by the Staff, please contact the undersigned at (512) 369-1641 or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

USA COMPRESSION PARTNERS, LP

By:	USA Compression GP, LLC, its general partner

By:	/s/ Christopher W. Porter
	Name:	Christopher W. Porter
	Title:	Vice President, General Counsel and Secretary

USA COMPRESSION FINANCE CORP.

By:	/s/ Christopher W. Porter
	Name:	Christopher W. Porter
	Title:	Vice President, General Counsel and
Secretary